

November 1, 2010

Mr. John F. Crowley
President and Chief Executive Officer
Amicus Therapeutics, Inc.
6 Cedar Brook Drive
Cranbury, New Jersey 08512

     Re: Amicus Therapeutics, Inc.
              Form 10-K filed March 10, 2010
              DEF 14A filed April 28, 2010
              File No. 001-33497

Dear Mr. Crowley:

We have reviewed your filings and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement

Annual Stock Option Awards, page 25

1. We note your practice to make annual stock option awards as part of a performance management program to those employees who earn a certain threshold of performance rating or above. Please confirm that your 2010 proxy statement will expand the disclosure with respect to stock option awards to describe with more specificity the methodology used by the Compensation Committee to determine the amount of each NEO's stock option award based on his or her performance. For example, what were the performance ratings and how were they determined, what minimum threshold rating must be obtained to earn an award, what were the particular performance objectives that were taken into consideration, how well did the NEO perform in relation to those performance objectives, and what is the relationship between the performance rating assigned and the amount of the actual award granted? To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.

Severance Benefits and Change of Control Arrangements, page 32

2. Please file the termination/severance agreement for Dr. Boudes and confirm that you will list this agreement as an exhibit in your future Form 10-Ks as may be required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Krug, Senior Counsel, at (202) 551-3862 or Dan Greenspan, Special Counsel, at (202) 551-3623 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director